UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of Report:  September 25, 2001

TRADER.COM N.V.
(Exact name of registrant as
specified in its charter)
The Netherlands
(State or other jurisdiction
of incorporation)
0-30676
(Commission
File Number)
Not Applicable
(IRS Employer
Identification No.)

Overschiestraat 61
1062 XD Amsterdam, The Netherlands
011-31-20-388-2105
(Address of principal executive office)

Indicate by check mark whether the
registrant files or will file annual
reports under cover of
Form 20-F or Form 40-F.
       Form 20-F  [ X ]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

        Yes  [    ]       No  [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__.


TRADER.COM N.V.
FORM 6-K
TRADER.COM N.V., a corporation incorporated
under the laws of The Netherlands ("Trader.com"),
issued a press release dated September 25, 2001
announcing the Trader.com's first half results.
The press release is attached as Exhibit
99.1 to this Report on Form 6-K and
is incorporated by reference herein
Any statements contained in the press
release and the unaudited condensed
consolidated financial statements of
Trader.com that are not historical facts
are forward-looking statements.  In
particular, statements using the words
 "will", "plans," "expects," "believes,"
"anticipates," or like terms are by
their nature predictions based upon
current plans, expectations, estimates,
and assumptions.  These statements are
subject to a number of risks and
uncertainties that could significantly
affect outcomes, which may differ
materially from the expectations,
estimates, or assumptions expressed
in or implied by any such forward-looking
statements. Specific risks applicable
to such forward-looking statements
include risks associated with the
failure to conclude any proposed
agreement and/or changing conditions
in the marketplace.  Other risks and
uncertainties associated with the
businesses of Trader.com may be
reviewed in Trader.com's 2000 Annual
Report on Form 20-F publicly on file
with the U.S. Securities and
Exchange Commission.
EXHIBITS
Exhibit No.	Exhibit
99.1 Press Release, dated September 25, 2001





SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	TRADER.COM N.V.
	(Registrant)




	By:

	Name:  Mr. Francois Jallot
	Title:    CFO





Date : September 25, 2001



EXHIBIT INDEX
Exhibit No.	Exhibit
99.1 Press Release, dated September 25, 2001